Filed by Cohen Circle Acquisition Corp. I,

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: March 19, 2025

VEON’s Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business

Kyiv and Dubai, March 19, 2025 – VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON”), today announces its wholly-owned subsidiary JSC Kyivstar (“Kyivstar”) has signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy.

Uklon operates in 27 cities across Ukraine and unites more than 100 thousand driver-partners on the platform. The company facilitated over 100 million rides and more than 3 million deliveries in 2024. In 2023, Uklon entered the deliveries business and expanded its operations into Uzbekistan, where VEON’s Beeline Uzbekistan also operates as the country’s leading digital operator.

Upon closing of the deal, Kyivstar will acquire 97% of Uklon shares for a total consideration of USD 155.2 million. Uklon CEO Serhii Hryshkov is expected to remain in his position, where he will continue developing the company’s products and services in Ukraine and other geographies. The agreement is subject to customary closing conditions and approvals.

Strategic investment to Ukraine’s Digital Economy

“Kyivstar’s investment in Uklon is more than an exciting business expansion – it is a statement of confidence in Ukraine’s digital growth potential. Uklon joins VEON’s digital products that serve 120 million monthly active users in 5 countries; and Kyivstar’s other successful digital offerings such as Helsi, the country’s leading digital healthcare platform, and KyivstarTV, one of the top digital streaming platforms of Ukraine, and digital enterprise services. We are looking forward to exploring the expansion of Uklon’s capabilities beyond Ukraine and Uzbekistan with the support of our digital operators in Kazakhstan, Pakistan and Bangladesh,” said Kaan Terzioglu, CEO of VEON Group and Chairman of Kyivstar Supervisory Board.

“Kyivstar has been at the forefront of rebuilding and enhancing Ukraine’s digital infrastructure. We look forward to welcoming Uklon to Kyivstar, adding a new and complementary expertise to our portfolio of market-leading digital services and solutions. Uklon is the leader in its market, a favorite brand for many Ukrainians, and a technology pioneer in ride-hailing. With this acquisition, we are happy to bring together two market-leading companies with strong value propositions, enhancing our ability to offer digital experiences for millions of Ukrainians 1440 minutes a day,” said Oleksandr Komarov, CEO of Kyivstar.

“Uklon has succeeded at delivering rapid organic development in recent years, including with our entry into the Uzbekistan market. We have launched new urban services like deliveries and enterprise services like Uklon AdTech. We invested in the development of our user support service, worked with partners, and strengthened our team. We have always had ambitions to move forward, both into new market verticals in Ukraine and into new geographies, and I am confident that now, with the support of Kyivstar, Uklon will have more opportunities and expertise to further improve our service in a way that provides additional value to all our users and partners,” said Dmytro Dubrovsky, co-founder of Uklon.

Committed to Ukraine’s digital future

VEON continues to invest in Ukraine’s digital future, including a USD 1 billion investment commitment between 2023 and 2027, and collaborations like its partnership with Starlink to enhance connectivity.

On March 18, 2025, VEON announced the signing of a business combination agreement with Cohen Circle Acquisition Corp. I (Nasdaq: CCIRU) that will result in the listing of Kyivstar on the Nasdaq Stock Market in the United States under the ticker symbol KYIV. The transaction is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions and is expected to close in the third quarter of 2025.

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information visit: www.veon.com

About Kyivstar

Kyivstar is Ukraine’s largest digital operator, serving more than 23 million mobile subscribers and over 1.1 million Home Internet fixed line customers as of December 2024. The company provides services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV, and more. Kyivstar has committed to invest USD 1 billion into the development of new telecom technologies in Ukraine over 2023-2027. Kyivstar has allocated over UAH 2 billion over the past two years to help Ukraine overcome wartime challenges, including providing support for the Armed Forces, clients and social projects. Kyivstar has been operating in Ukraine for 27 years and is recognized a leading employer and a top contributor to socially important initiatives.

About Uklon

Uklon is the largest ride-hailing player in Ukraine. Uklon was founded in Kyiv 15 years ago as a tech start-up, successfully competing with global players with zero dollars of external financing. The company’s founders are industry veterans with 15+ years of experience in taxi automation. Uklon’s team includes more than 700 experts, including 250 software engineers who every day improve and maintain one of the largest consumer technology platforms in Ukraine. Uklon’s digital services include ride-hailing, delivery, and other synergic mobility services, as well as AdTech for businesses.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions). Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s and its subsidiaries’ commercial strategies and M&A plans. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements relating to, among other things, the expected listing of Kyivstar on the Nasdaq Stock Market in the United States under the ticker symbol KYIV, the proposed acquisition, the expected timing of closing the proposed acquisition, the expected impact of the proposed acquisition for Uklon, Kyivstar and the Group, and the expansion Uklon’s capabilities beyond Ukraine and Uzbekistan. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s, Kyivstar’s or Uklon’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to; the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement(s) pursuant to which the proposed acquisition is to be undertaken; the termination of the business combination agreement between VEON and Cohen Circle Acquisition Corp. I, the inability to close the business combination agreement, or close the business combination agreement on the timeframe currently contemplated; the withdrawal of the transaction approval by the Antimonopoly Committee of Ukraine; the outcome of any legal proceedings that may be instituted against Kyivstar, VEON or Uklon, any of their respective subsidiaries or others following or in connection with the proposed acquisition; changes to the proposed structure of the proposed acquisition that may be required or appropriate as a result of applicable laws or regulations; the risk that the proposed acquisition disrupts current plans and operations of VEON or Kyivstar as a result of the announcement and closing of the proposed acquisition; the inability to recognize the anticipated benefits of the proposed acquisition due to competition in digital mobility services, lower than expected growth in the sector or the inability of Uklon to retain its management and key employees; costs related to the acquisition; changes in applicable laws or regulations or required regulatory approvals; the escalation or de-escalation of war in Ukraine and other risks and relevant uncertainties. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Contact Information

VEON
Hande Asik
Group Director of Communication
pr@veon.com

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